Exhibit 99.2

QWEST COMMUNICATIONS INTERNATIONAL INC.

QUARTERLY STATEMENTS OF OPERATIONS

(Unaudited)

	2007	2006				2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	(Dollars in millions)
Operating revenue	$3,446	$3,488	$3,487	$3,472	$3,476	$3,480	$3,504	$3,470	$3,449
Operating expenses:
Cost of sales
Facility costs	582	623	585	608	616	647	690	675	671
Network expenses	52	69	69	62	52	69	72	59	67
Employee-related costs	379	392	397	388	396	387	404	387	409
Other non-employee related costs	304	331	331	335	354	348	346	313	292

Total cost of sales	1,317	1,415	1,382	1,393	1,418	1,451	1,512	1,434	1,439

Selling, general and administrative:
Property and other taxes	90	64	96	72	88	43	100	111	99
Bad debt	43	47	37	27	44	36	27	53	57
Restructuring, realignment and severance	(5)	—	43	(2)	22	74	26	(1)	15
Employee-related costs	394	426	407	405	401	405	401	410	407
Other non-employee related costs	476	456	431	468	458	492	462	472	458

Total selling, general and administrative	998	993	1,014	970	1,013	1,050	1,016	1,045	1,036

Depreciation and amortization	612	695	691	693	691	758	768	765	774

Total operating expenses	2,927	3,103	3,087	3,056	3,122	3,259	3,296	3,244	3,249

Other expense (income)—net
Interest expense—net	282	284	291	298	296	338	384	380	381
Other —net	(5)	(84)	(42)	(17)	(28)	392	(31)	13	(242)

Total other expense (income)—net	277	200	249	281	268	730	353	393	139

Income before income taxes and cumulative effect of accounting change—net	242	185	151	135	86	(509)	(145)	(167)	61
Income tax (expense) benefit	(2)	9	43	(18)	2	3	1	3	(4)

Income (loss) before cumulative effect of accounting change—net	240	194	194	117	88	(506)	(144)	(164)	57
Cumulative effect of accounting changes—net	—	—	—	—	—	(22)	—	—	—

Net income (loss)	$240	$194	$194	$117	$88	$(528)	$(144)	$(164)	$57